news release

FOR IMMEDIATE RELEASE

PEABODY ENERGY AND ARCELORMITTAL
RECEIVE FINAL REGULATORY CLEARANCE
TO PROCEED WITH MACARTHUR COAL TAKEOVER –
PEAMCoal establishes Institutional Acceptance Facility

St. Louis, Luxembourg, October 13 – Peabody Energy (NYSE: BTU) and ArcelorMittal (NYSE: MT) today announced they have received clearance from the Ministry of Commerce of the People’s Republic of China (MOFCOM) to proceed with the A$16.00 per share cash offer for all outstanding shares of Macarthur Coal Ltd (ASX: MCC).

This means that all necessary regulatory conditions to the completion of PEAMCoal’s offer have now been received.

 “This action from MOFCOM now clears the way for us to complete this transaction in a timely manner,” said Peabody Energy Chairman and Chief Executive Officer Gregory H. Boyce. “Our offer has been recommended by all the participating members of the Macarthur Board and is a substantial premium of 44 percent to the closing price on July 11, just before our proposal was made public.”

Aditya Mittal, CFO and Member of the Group Management Board at ArcelorMittal, said, "It is now three months since we submitted our initial proposal for Macarthur. Our offer remains the only one before Macarthur shareholders, and we urge them to accept without delay or risk missing out on a substantial premium for their investment.”

PEAMCoal also announced that it has established an Institutional Acceptance Facility (IAF) to provide greater flexibility for institutional shareholders to accept the offer. The IAF will be operated by UBS.  The IAF allows eligible institutional Macarthur investors that do not wish to accept the offer until it has become unconditional to indicate their intention to accept prior to the offer becoming unconditional.

PEAMCoal will also pay broker handling fees to brokers who initiate valid acceptances of the offer in respect of parcels of Macarthur shares held by Macarthur’s retail shareholders, on the terms set out in the third supplementary bidder's statement.

There is no reason to delay acceptance.  To maximise the chance of receiving A$16.00 cash for each Macarthur share they hold, Macarthur shareholders should accept the PEAMCoal offer as soon as possible to help ensure PEAMCoal obtains an interest in at least 50.01 per cent of Macarthur shares by 7.00pm (Brisbane time) on 28 October 2011.

PEAMCoal’s offer is scheduled to close on 28 October 2011, unless extended. PEAMCoal currently has a relevant interest in Macarthur of approximately 22.78%.

All participating members of the Macarthur Board have recommended that Macarthur shareholders accept the PEAMCoal offer, in the absence of a superior proposal. The PEAMCoal offer values the equity in Macarthur at approximately A$4.8 billion.

Macarthur shareholders seeking further information regarding the offer should contact PEAMCoal’s Offer Information Line on 1800 992 039 (for callers within Australia) or +61 2 8280 7692 (for callers outside Australia).
-End-

Peabody Energy Forward Looking Statement

Certain statements in this press release are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on numerous assumptions that the company believes are reasonable, but they are open to a wide range of uncertainties and business risks that may cause actual results to differ materially from expectations. These factors are difficult to accurately predict and may be beyond the company's control. The company does not undertake to update its forward-looking statements. Factors that could affect results include those described in this press release as well as risks detailed in the company's reports filed with the Securities and Exchange Commission.

ArcelorMittal Forward Looking Statement

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.